

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 2, 2018

William R. McCamey
Chief Financial Officer
Atlanticus Holding Corporation
Five Concourse Parkway, Suite 300
Atlanta, Georgia 30328

> **Re:** **Atlanticus Holding Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 000-53717**

Dear Mr. McCamey:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services